Exhibit 99.1

CONSOLIDATED FINANCIAL STATEMENTS OF THE ROUSE COMPANY LP, A SUBSIDIARY OF GENERAL GROWTH PROPERTIES, INC.

(Debtor-in-Possession)

Under the terms of an Indenture dated as of February 24, 1995, The Rouse Company LP (“TRCLP”) was required to file with the SEC the annual and quarterly reports and other documents which TRCLP would be required to file as if it was subject to Section 13(a) or 15(d) of the Exchange Act, regardless of whether TRCLP was subject to such requirements.  TRCLP is no longer required to file reports or other documents with the SEC under Section 13(a) or 15(d).  Accordingly, in lieu of such filing, certain financial and other information related to TRCLP has been included as this Exhibit 99.1 to the General Growth Properties, Inc.  (“GGP”) Form 10-K.

All references to numbered notes are to specific footnotes to the consolidated financial statements of TRCLP as included in this exhibit.  The descriptions included in such notes are incorporated into the applicable response by reference.  The following discussion should be read in conjunction with such consolidated financial statements and related notes.  The terms “we,” “us,” and “our” in this exhibit may also be used to refer to TRCLP and its subsidiaries.

TRCLP (a Delaware limited partnership) is the successor company to The Rouse Company (“TRC”), which was incorporated as a business corporation under the laws of the State of Maryland in 1956.  TRC was acquired by GGP on November 12, 2004, which resulted in TRCLP becoming a subsidiary of GGP, headquartered in Chicago, Illinois.  GGP, a Delaware corporation, is a self-administered and self-managed Real Estate Investment Trust (“REIT”). GGP and certain of GGP’s domestic subsidiaries, including TRCLP and certain of TRCLP’s subsidiaries, filed for bankruptcy protection under Chapter 11 of Title 11 of the United States Code (“Chapter 11”) in the Southern District of New York (the “Bankruptcy Court”) on April 16, 2009 (the “Petition Date”).

Management’s Summary

We operate our business in two segments: the Retail and Other segment and the Master Planned Communities segment.  Our primary business (our Retail and Other segment) includes the operation, development and management of retail and other rental properties, primarily shopping centers.  We also develop and sell land for residential, commercial and other uses in long term community development projects (our Master Planned Communities segment).

Our Retail and Other segment includes retail or mixed-use centers, and office buildings (the “Consolidated Retail Properties”) and interests in retail or mixed-use properties, and office buildings through investments in Unconsolidated Real Estate Affiliates (the “Unconsolidated Retail Properties”).  For the purposes of this exhibit, the Consolidated Retail Properties and the Unconsolidated Retail Properties are collectively referred to as our “Operating Property Portfolio.”

Our Master Planned Communities segment includes the development and sale of residential and commercial land, primarily in large-scale projects in and around Columbia, Maryland; Summerlin, Nevada; and Houston, Texas.  In addition, our Master Planned Communities segment includes our interest in The Woodlands, a master planned community in the Houston, Texas metropolitan area.  This project is managed by our joint venture partner and is classified within our Unconsolidated Real Estate Affiliates.  Reference is made to Notes 2 and 5 for a further discussion of our investments in Unconsolidated Real Estate Affiliates.

We generally make all key strategic decisions for our Consolidated Retail Properties.  However, in connection with the Unconsolidated Retail Properties, such strategic decisions are made with the respective stockholders, members or joint venture partners.  GGP is also the asset manager for most of the Operating Property Portfolio, executing the strategic decisions and overseeing the day-to-day property management functions, including operations, leasing, construction management, maintenance, accounting, marketing and promotional services.  With respect to jointly owned properties, we generally conduct the management activities through one of our taxable REIT subsidiaries (“TRS”).

Debtors in Possession

In the fourth quarter of 2008 we halted or slowed nearly all development and redevelopment projects other than those that were substantially complete, could not be deferred as a result of contractual commitments, and joint venture projects. As we had significant past due, or imminently due, and cross-collateralized or cross-defaulted debt on the Petition Date, GGP and certain of GGP’s domestic subsidiaries, including TRCLP and certain of TRCLP’s subsidiaries, filed voluntary petitions for relief under Chapter 11.  On April 22, 2009, certain additional domestic subsidiaries of GGP and TRCLP’s (collectively with subsidiaries filing on the Petition Date, the “Debtors”) also filed voluntary petitions for relief in the Bankruptcy Court (collectively, the “Chapter 11 Cases”) which the Bankruptcy Court has ruled may be jointly administered.  However, neither GGMI, certain of GGP’s wholly-owned subsidiaries, nor any of our joint ventures, (collectively, the “Non-Debtors”) either consolidated or unconsolidated, have sought such protection.

In the aggregate, the Debtors own and operate 166 of the more than 200 regional shopping centers that GGP owns and manages, of which 42 are indirectly wholly-owned by TRCLP.  In addition, through certain of its wholly-owned subsidiaries, TRCLP owns a noncontrolling interest in GGPLP L.L.C., which owns 85 regional shopping centers.  The Non-Debtors are continuing their operations and are not subject to the requirements of Chapter 11.  Pursuant to Chapter 11, a debtor is afforded certain protection against its creditors and creditors are prohibited from taking certain actions (such as pursuing collection efforts or proceeding to foreclose on secured obligations) related to debts that were owed prior to the commencement of the Chapter 11 Cases.  Accordingly, although the commencement of the Chapter 11 Cases triggered defaults on substantially all debt obligations of the Debtors, creditors are stayed from taking any action as a result of such defaults.  Absent an order of the Bankruptcy Court, these pre-petition liabilities are subject to settlement under a plan of reorganization.

Since the Petition Date, the Bankruptcy Court has granted a variety of Debtors motions that allow the Company to continue to operate its business in the ordinary course without interruption; and covering, among other things, employee obligations, critical service providers, tax matters, insurance matters, tenant and contractor obligations, claim settlements, ordinary course property sales, cash management, cash collateral alternative dispute resolution, settlement of pre-petition mechanics liens and department store transactions.  The Bankruptcy Court has also approved the Debtors’ request to enter into a post-petition financing arrangement (the “DIP Facility”).

During December 2009 and January 2010, 231 Debtors (the “Track 1 Debtors”) owning 119 properties with approximately $12.33 billion of secured mortgage debt filed consensual plans of reorganization (the “Track 1 Plans”) with the Bankruptcy Court.  TRCLP indirectly wholly owns 32 Track 1 Debtor operating properties through 68 Debtors with approximately $3.74 billion of secured mortgage debt.  As of December 31, 2009, 113 Debtors owning 50 properties with approximately $4.65 billion of secured mortgage debt restructured such debt and emerged from bankruptcy (the “Track 1A Debtors”).  Included in the Track 1A Debtors were 35 TRCLP Debtors owning 16 properties with approximately $1.63 billion of secured debt.  Effectiveness of the plans of reorganization and emergence from bankruptcy of the remaining Track 1 Debtors (the “Track 1B Debtors”) continued through February 2010 and is expected to be completed in the first quarter of 2010.  In such regard, through March 1, 2010, an additional 92 Debtors owning 57 properties with approximately $5.98 billion of secured mortgage debt emerged from bankruptcy.  Included in that number were 18 TRCLP Debtors owning eight properties with approximately $1.0 billion of secured mortgage debt. The Chapter 11 Cases for the remaining Debtors (generally, GGP, GGPLP and other holding company or investment subsidiaries, including TRCLP, (the “TopCo Debtors”) which own certain individual or groups of properties but also certain operating property Debtors, (collectively, the “2010 Track Debtors”)) will continue until their respective plans of reorganization are filed with the Bankruptcy Court, approved by the applicable classes of creditors and confirmed by the Bankruptcy Court.

GGP is continuing to pursue consensual restructurings for 31 Debtors (the “Remaining Secured Debtors”) with secured loans aggregating $2.50 billion. Of the Remaining Secured Debtors, seven are within TRCLP with secured loans aggregating $1.31 billion.

As described above, we have received legal protection from our creditors pursuant to the Chapter 11 Cases. This protection is limited in duration and the 2010 Track Debtors are currently negotiating the terms of a reorganization plan with our lenders and other stakeholders which is expected to require significant additional equity capital.  The Track 1 Plans are a key component of the plan of reorganization currently being developed.  To that end, we had the exclusive right to file a plan of reorganization for the 2010 Track Debtors until February 26, 2010.  We filed a motion to extend the exclusivity period until August 26, 2010 and, if we file a plan of reorganization by that date, we would have until October 26, 2010 to obtain necessary acceptances of our plan.  The Bankruptcy Court has entered a bridge order extending the exclusivity period through and including the seventh day, and extending the period for us to obtain necessary acceptances of our filed plan through and including the sixty-seventh day, following the date an order regarding our extension motion is entered by the Bankruptcy Court.  The Bankruptcy Court hearing on our motion to extend the exclusivity period is currently scheduled for March 3, 2010.

If we do not file a plan of reorganization for the 2010 Track Debtors prior to the lapse of the exclusivity period, any party in interest would be able to file a plan of reorganization for any of the 2010 Track Debtors.

Our potential inability to negotiate and obtain confirmation of a mutually agreeable plan of reorganization for the 2010 Track Debtors and to address our remaining future debt maturities raise substantial doubt as to our ability to continue as a going concern. The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America applicable to a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. However, as a result of the Chapter 11 Cases, such realization of assets and satisfaction of liabilities are subject to a significant number of uncertainties. Our consolidated financial statements do not reflect any adjustments related to the recoverability of assets and satisfaction of liabilities that might be necessary should we be unable to continue as a going concern.

Overview

During 2008, we obtained approximately $1.6 billion of consolidated debt through new financings and refinancings. Proceeds from the issuances were used, in part, to repay approximately $1.2 billion of debt.

During 2008, in four separate transactions, we sold three office buildings and two office parks consisting of eight office buildings for an aggregate purchase price of approximately $145 million, including debt assumed of approximately $84 million, resulting in an aggregate gain of approximately $55.0 million.

Based on the results of our evaluations for impairment (Note 2), we recognized an impairment charge related to allocated goodwill of $140.6 million in 2009. We also recognized impairment charges of $419.7 million throughout 2009 related to the write down of operating properties and development costs that were determined to be non-recoverable due to the related projects being terminated.  We recognized similar impairment charges for goodwill and pre-development projects in the amount of $32.8 and $5.4 million, respectively in 2008. We recorded impairment charges of $127.6 million in 2007 related to our Columbia and Fairwood properties in our master planned communities segment and recognized impairment on pre-development projects in the amount of $0.9 million in 2007.

In 2008, we reached final settlements with the remaining insurance carriers related to our claim for incurred hurricane and/or vandalism damage in Louisiana.  The settlement was for the third and final layer of insurance coverage at our Oakwood Center property pursuant to which we received a cumulative total of approximately $38 million, of which approximately $12.0 million was considered business interruption revenue or recovery of previously incurred expenses and approximately $26 million was recovery of incurred property damages.

Effective March 31, 2007, through a series of transactions, a private REIT owned by General Growth Properties Limited Partnership (“GGPLP”) was contributed to TRCLP and that additional TRS became a qualified REIT subsidiary of that private REIT (“the Private REIT/TRS Restructuring”).  This Private REIT/TRS Restructuring resulted in approximately a $328.4 million decrease in our net deferred tax liabilities, an approximate $7.4 million increase in our current taxes payable and an approximate $321.0 million income tax benefit related to the properties now owned by the private REIT.

Management’s Discussion of TRCLP Operations and Liquidity

Revenues

Tenant rents (which includes minimum rents, tenant recoveries, and overage rents) decreased by $65.2 million in 2009 due primarily to a $35.8 million decrease in minimum rents, of which $5.5 million was due to the sale of three office buildings and two office parks in 2008; an aggregate of a $17.1 million decrease in tenant recoveries; and a $12.3 million decrease in overage rents, due to lower occupancies and other general declines in economic conditions in 2009.  Land sales revenues decreased by $20.6 million in 2009 due primarily to reductions in sales volume at our Summerlin and Columbia residential communities.  These reductions were partially offset by a bulk lot sale at Fairwood of approximately $15.0 million.

Operating expenses

Operating expenses increased by $487.3 million due primarily to the increases in provisions for impairment recognized in 2009 as compared to 2008.  See Note 2 for a detailed description of the provisions for impairment that we recognized in 2009, 2008 and 2007. These increases were partially offset by decreases in other property operating costs.

Interest Expense

The decrease in interest expense is primarily due to the lower average debt balances for 2009 compared to 2008 that was primarily the result of multi property financing and/or re-financings and extensions in the second half of 2008.

Benefit from (provision for) income taxes

The increase in benefit from (provision for) income taxes for 2009 was primarily attributable to tax benefits related to the land impairments mentioned above.

Equity in income of unconsolidated real estate affiliates

The decrease in equity in income of unconsolidated real estate affiliates is primarily due to a net loss at GGPLP, LLC, in which TRCLP has a 9.3% ownership interest, for 2009, and a significant decrease in land sales at our Woodlands Partnership joint venture for 2009 compared to 2008.

Reorganization Items

Reorganization items under the Chapter 11 Cases are expense or income items that were incurred or realized by the Debtors as a result of the Chapter 11 Cases and are presented separately in the consolidated statements of income and comprehensive income. These items include professional fees and similar types of expenses directly related to the bankruptcy filings, loss accruals or gains or losses resulting from activities of the reorganization process, and interest earned on cash accumulated by the Debtors as a result of the Chapter 11 cases.  However, for the year ended December 31, 2009, this amount primarily reflects only gains or losses resulting from activities of the reorganization process, the gains resulting from agreements reached with certain critical vendors which were ratified by the Bankruptcy Court and for which payments on an installment basis began in July 2009, all of which are specifically identifiable with individual properties.  Trustee fees have been paid by individual debtors. Any other allocations of costs have not been made to individual debtors as all other costs remain subject to Bankruptcy Court approval.

Cash position and liquidity at December 31, 2009

TRCLP’s cash and cash equivalents increased $22.2 million to $47.6 million as of December 31, 2009. The cash position of TRCLP is largely determined at any point in time by the relative short-term demands for cash by TRCLP and GGP.

GGP is continuing to pursue consensual restructurings of the remaining secured mortgage debt to extend the maturity dates and is prepared to pursue a non-consensual solution if necessary. GGP is commencing a process to explore all potential alternatives for emergence to the TopCo Debtors. A stand alone restructuring of the TopCo Debtors is currently estimated to require approximately $1.5 billion of new capital. This new capital requirement is a current estimate, subject to change, and is based upon a number of assumptions that are also subject to change. Such assumptions include, but are not limited to, repayment of the DIP Facility in cash, conversion of amounts outstanding under GGP’s 2006 Credit Facility, the GGPLP Exchangeable Notes and the TRCLP bonds to GGP equity, sale or give back of the Special Consideration Properties and payment of the dividend to GGP stockholders in a combination of 90% stock and 10 % cash through 2011.

Our ability to continue as a going concern, as described in Note 1, is dependent upon our ability to restructure our debt and complete plans of reorganization for the 2010 Track Debtors.

THE ROUSE COMPANY LP

A SUBSIDIARY OF GENERAL GROWTH PROPERTIES, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND

CONSOLIDATED FINANCIAL STATEMENT SCHEDULE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of

The Rouse Company LP

Chicago, Illinois

We have audited the accompanying consolidated balance sheets of The Rouse Company LP (Debtor-in-Possession) and subsidiaries (the “Company”) as of December 31, 2009 and 2008, and the related consolidated statements of operations and comprehensive income, capital, and cash flows for each of the three years in the period ended December 31, 2009.  These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of The Rouse Company LP and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, on January 1, 2009, the Company changed its method of accounting for noncontrolling interests and retrospectively adjusted all periods presented in the consolidated financial statements.

As discussed in Note 1 to the consolidated financial statements, the Company has filed for reorganization under Chapter 11 of the United States Bankruptcy Code. The accompanying financial statements do not purport to reflect or provide for the consequences of the bankruptcy proceedings. In particular, such financial statements do not purport to show (a) as to assets, their realizable value on a liquidation basis or their availability to satisfy liabilities; (b) as to prepetition liabilities, the amounts that may be allowed for claims or contingencies, or the status and priority thereof; (c) as to capital accounts, the effect of any changes that may be made in the capitalization of the Company; or (d) as to operations, the effect of any changes that may be made in its business.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  The Company’s potential inability to negotiate and obtain confirmation of a mutually agreeable plan of reorganization and to address their remaining future debt maturities raise substantial doubt about the Company’s ability to continue as a going concern.  Management’s plans concerning these matters are also discussed in Note 1 to the consolidated financial statements.  The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Deloitte & Touche LLP

Chicago, Illinois

March 1, 2010

THE ROUSE COMPANY, L.P. AND SUBSIDIARIES

A SUBSIDIARY OF GENERAL GROWTH PROPERTIES, INC.

CONSOLIDATED BALANCE SHEETS

	December 31,
	2009	2008
	(Dollars in thousands)
Assets:
Investment in real estate:
Land	$1,573,186	$1,584,843
Buildings and equipment	11,013,828	11,086,224
Less accumulated depreciation	(1,770,819)	(1,595,974)
Developments in progress	116,205	476,472
Net property and equipment	10,932,400	11,551,565
Investment in and loans to/from Unconsolidated Real Estate Affiliates	1,559,886	1,470,328
Investment land and land held for development and sale	1,678,811	1,698,405
Net investment in real estate	14,171,097	14,720,298
Cash and cash equivalents	47,610	25,411
Accounts and notes receivable, net	163,421	154,578
Goodwill	199,664	340,291
Deferred expenses, net	130,765	135,556
Prepaid expenses and other assets	586,561	606,589
Total assets	$15,299,118	$15,982,723

Liabilities and Capital:
Liabilities not subject to compromise:
Mortgages, notes and loans payable	$3,246,724	$9,697,848
Investment in and loans to/from Unconsolidated Real Estate Affiliates	24,394	25,048
Deferred tax liabilities	856,747	861,399
Accounts payable and accrued expenses	395,066	570,473
Liabilities not subject to compromise	4,522,931	11,154,768
Liabilities subject to compromise	6,561,081	—
Total liabilities	11,084,012	11,154,768

Capital:
Partners’ capital	8,523,981	9,028,681
Accumulated other comprehensive loss	—	(418)
Receivable from General Growth Properties, Inc.	(4,329,594)	(4,220,504)
Partners’ capital attributable to General Growth Properties, Inc.	4,194,387	4,807,759
Noncontrolling interests in Consolidated Real Estate Affiliates	20,719	20,196
Total capital	4,215,106	4,827,955
Total liabilities and capital	$15,299,118	$15,982,723

The accompanying notes are an integral part of these consolidated financial statements.

THE ROUSE COMPANY, L.P. AND SUBSIDIARIES

(Debtor-in-Possession)

A SUBSIDIARY OF GENERAL GROWTH PROPERTIES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	Years ended December 31,
	2009	2008	2007
	(Dollars in thousands)
Revenues:
Minimum rents	$845,335	$881,150	$878,975
Tenant recoveries	379,118	396,242	395,118
Overage rents	22,126	34,377	41,804
Land sales	45,997	66,557	145,649
Other	42,052	58,152	60,452
Total revenues	1,334,628	1,436,478	1,521,998
Expenses:
Real estate taxes	119,918	113,297	108,608
Repairs and maintenance	100,727	99,611	103,005
Marketing	13,512	16,192	22,042
Other property operating costs	199,441	211,977	219,134
Land sales operations	49,083	63,441	116,708
Provision for doubtful accounts	14,831	5,241	2,287
Property management and other costs	48,898	65,483	63,600
Provisions for impairment	560,353	38,174	128,480
Depreciation and amortization	335,427	341,451	336,071
Total expenses	1,442,190	954,867	1,099,935
Operating (loss) income	(107,562)	481,611	422,063

Interest income	8,712	12,027	3,673
Interest expense	(500,131)	(512,773)	(443,520)
Loss before income taxes, noncontrolling interests, equity in income of Unconsolidated Real Estate Affiliates, and reorganization items	(598,981)	(19,135)	(17,784)
Benefit from (provision for) income taxes	21,213	(17,555)	307,181
Equity in income of Unconsolidated Real Estate Affiliates	6,282	59,618	107,174
Reorganization items	69,203	—	—
(Loss) income from continuing operations	(502,283)	22,928	396,571
(Loss) income from discontinued operations	(1,149)	55,044	—
Net (loss) income	(503,432)	77,972	396,571

Allocation to noncontrolling interests	(908)	(1,451)	(1,355)
Net (loss) income attributable to General Growth Properties, Inc.	$(504,340)	$76,521	$395,216

Comprehensive (loss) income, net:
Net (loss) income	$(503,432)	$77,972	$396,571
Other comprehensive income:
Unrealized losses on available-for-sale securities	—	(7)	(44)
Net unrealized losses on financial instruments	—	8	(366)
Other comprehensive income (loss)	—	1	(410)
Comprehensive (loss) income allocated to noncontrolling interests	(908)	(1,451)	(1,355)
Comprehensive (loss) income, net attributable to General Growth Properties, Inc.	$(504,340)	$76,522	$394,806

The accompanying notes are an integral part of these consolidated financial statements.

THE ROUSE COMPANY, L.P. AND SUBSIDIARIES

(Debtor-in-Possession)

A SUBSIDIARY OF GENERAL GROWTH PROPERTIES, INC.

CONSOLIDATED STATEMENTS OF CAPITAL

(Dollars in thousands)

	Partners’ Capital	Accumulated other comprehensive loss	Receivable from General Growth Properties, Inc.	Noncontrolling Interests in Consolidated Real Estate Affiliates	Total Capital

Balance at December 31, 2006 (as previously reported)	$8,438,399	$(9)	$(3,603,297)	$—	$4,835,093
Cumulative effect of change in accounting principles	—	—	—	5,798	5,798
Balance at January 1, 2007	8,438,399	(9)	(3,603,297)	5,798	4,840,891

Net income	395,216	—	—	1,355	396,571
Other comprehensive loss	—	(410)	—	—	(410)
Receivable from General Growth Properties, Inc.	—	—	(411,987)	—	(411,987)
Capital contribution from GGPLP	100,000	—	—	—	100,000
Tax benefit from stock options	763	—	—	—	763
Contributions to (distributions from) noncontrolling interests in Consolidated Real Estate Affiliates	—	—	—	(3,170)	(3,170)
Balance at December 31, 2007	$8,934,378	$(419)	$(4,015,284)	$3,983	$4,922,658

Net income	76,521	—	—	1,451	77,972
Other comprehensive income	—	1	—	—	1
Receivable from General Growth Properties, Inc.	—	—	(205,220)	—	(205,220)
Contribution from General Growth Properties, Inc.	18,000	—	—	—	18,000
Tax expense from stock options	(218)	—	—	—	(218)
Contributions to (distributions from) noncontrolling interests in Consolidated Real Estate Affiliates	—	—	—	14,762	14,762
Balance at December 31, 2008	$9,028,681	$(418)	$(4,220,504)	$20,196	$4,827,955

Net (loss) income	(504,340)	—	—	908	(503,432)
Other comprehensive income	—	418	—	—	418
Receivable from General Growth Properties, Inc.	—	—	(109,090)	—	(109,090)
Contributions to (distributions from) noncontrolling interests in Consolidated Real Estate Affiliates	(360)	—	—	(385)	(745)
Balance at December 31, 2009	$8,523,981	$—	$(4,329,594)	$20,719	$4,215,106

THE ROUSE COMPANY, L.P. AND SUBSIDIARIES

(Debtor-in-Possession)

A SUBSIDIARY OF GENERAL GROWTH PROPERTIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,
	2009	2008	2007
	(Dollars in thousands)
Cash flows from operating activities:
Net (loss) income	$(503,432)	$77,972	$396,571
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization	335,427	341,451	336,071
Equity in income of Unconsolidated Real Estate Affiliates	(6,282)	(59,618)	(107,174)
Distributions received from Unconsolidated Real Estate Affiliates	19,803	30,702	75,804
Loss (gain) on dispositions	1,149	(55,044)	—
Provisions for impairment	560,353	38,174	127,600
Participation expense pursuant to Contingent Stock Agreement	(4,947)	2,849	31,884
Land development and acquisition expenditures	(57,890)	(104,591)	(173,989)
Cost of land sales	22,019	24,516	48,794
Provision for doubtful accounts	14,831	5,241	2,287
Deferred income taxes, including tax restructuring benefit	(13,963)	4,429	(375,285)
Straight-line rent amortization	(11,210)	(13,349)	(14,044)
Amortization of intangibles other than in-place leases	4,426	3,194	2,182
Amortization of debt market rate adjustment and other non-cash interest expense	1,767	2,562	(29,508)
Reorganization items - financing costs related to emerged entities	26,171	—	—
Non-cash reorganization items	(96,353)	—	—
Net changes:
Accounts and notes receivable	(12,608)	9,198	(17,880)
Other assets	1,759	(9,904)	23,100
Accounts payable and accrued expenses	164,184	(23,967)	(34,445)
Other, net	11,338	(4,166)	23,986
Net cash provided by operating activities	456,542	269,649	315,954

Cash flows from investing activities:
Development of real estate and property additions/improvements	(102,768)	(407,698)	(307,514)
Proceeds from sales of investment properties	6,418	72,958	500
Distributions received from Unconsolidated Real Estate Affiliates in excess of income	16,071	11,589	110,326
Increase in investments in Unconsolidated Real Estate Affiliates	(119,781)	(75,695)	(20,332)
Decrease (increase) in restricted cash	5,215	(6,429)	3,627
Other, net	(4,725)	20,282	22,805
Net cash used in investing activities	(199,570)	(384,993)	(190,588)

THE ROUSE COMPANY, L.P. AND SUBSIDIARIES

(Debtor-in-Possession)

A SUBSIDIARY OF GENERAL GROWTH PROPERTIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,
	2009	2008	2007
	(Dollars in thousands)
Cash flows from financing activities:
Proceeds from issuance of mortgages, notes and loans payable	—	1,590,783	846,000
Proceeds from issuance of notes payable to General Growth Properties, Inc.	86,059	—	—
Principal payments on mortgages, notes and loans payable	(185,073)	(1,246,027)	(689,711)
Advances to General Growth Properties, Inc.	(109,090)	(220,753)	(418,797)
Capital contribution from GGPLP	—	18,000	100,000
Deferred financing costs	(909)	(39,138)	(1,811)
Financing costs related to emerged entities	(26,171)	—	—
(Distributions to) contributions from noncontrolling interests	(745)	14,762	(2,255)
Other, net	1,156	(551)	(529)
Net cash (used in) provided by financing activities	(234,773)	117,076	(167,103)

Net change in cash and cash equivalents	22,199	1,732	(41,737)
Cash and cash equivalents at beginning of period	25,411	23,679	65,416
Cash and cash equivalents at end of period	$47,610	$25,411	$23,679

Supplemental disclosure of cash flow information:
Interest paid	$405,473	$551,947	$533,594
Interest capitalized	42,534	41,359	54,799
Income taxes paid	7,545	37,028	89,455
Reorganization items paid	27,150	—	—
Non-Cash Transactions:
Change in accrued capital expenditures incurred in accounts payable and accrued expenses	$(7,834)	$25,595	$(16,001)
Recognition of note payable in conjunction with land held for development and sale	6,520	—	—
Assumption of debt by purchaser in conjunction with sale of office buildings	—	84,000	2,623
Tax benefit (expense) related to nonqualified stock options excercised	—	(218)	763
Debt market rate adjustment related to emerged entities	93,438	—	—

The Rouse Company L.P.  and Subsidiaries

(Debtor-in-Possession)

A Subsidiary of General Growth Properties, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1                ORGANIZATION

General

The Rouse Company LP (the successor to The Rouse Company) (“TRC”), (“we,” “TRCLP” or “us”) is a limited partnership and subsidiary of General Growth Properties, Inc (“GGP”).  Through our subsidiaries and affiliates, we operate, develop and manage retail and other rental properties located throughout the United States and develop and sell land for residential, commercial and other uses primarily in long-term master planned communities.  The operating properties consist primarily of regional shopping centers, but also include festival market places, urban mixed-use centers, and office and industrial buildings.  The retail centers are primarily regional shopping centers in suburban market areas, but also include specialty marketplaces in certain downtown areas and several community retail centers.  The office and industrial properties are located primarily in the Baltimore-Washington and Las Vegas markets or are components of large-scale mixed-use properties (which include retail, parking and other uses) located in other urban markets.  Land development and sales operations are predominantly related to large scale, long-term community development projects in and around Columbia, Maryland; Summerlin, Nevada; and Houston, Texas.

In this report, we refer to our ownership interests in majority owned or controlled properties as “Consolidated Properties,” to our ownership interests in joint ventures in which we own a non-controlling interest as “Unconsolidated Real Estate Affiliates” and the properties owned by such joint ventures as the “Unconsolidated Properties.” Our “Company Portfolio” includes both our Consolidated Properties and our Unconsolidated Properties.

Debtors in Possession

In the fourth quarter of 2008 we halted or slowed nearly all development and redevelopment projects other than those that were substantially complete, could not be deferred as a result of contractual commitments, and joint venture projects. As we had significant past due, or imminently due, and cross-collateralized or cross-defaulted debt on April 16, 2009, (the “Petition Date”), GGP and certain of GGP’s domestic subsidiaries, including TRCLP and certain of TRCLP’s subsidiaries, filed voluntary petitions for relief under Chapter 11.  On April 22, 2009, certain additional domestic subsidiaries (collectively with the subsidiaries filing on the Petition Date, the “Debtors”) of GGP and TRCLP also filed voluntary petitions for relief in the Bankruptcy Court (collectively, the “Chapter 11 Cases”) which the Bankruptcy Court has ruled may be jointly administered.  However, neither GGMI, certain of our wholly-owned subsidiaries, nor any of our joint ventures, (collectively, the “Non-Debtors”) either consolidated or unconsolidated, have sought such protection.

In the aggregate, the Debtors own and operate 166 of the more than 200 regional shopping centers that GGP owns and manages, of which 42 are indirectly wholly-owned by TRCLP.  In addition, through certain of its wholly-owned subsidiaries, TRCLP owns a noncontrolling interest in GGPLP L.L.C., which owns 85 regional shopping centers.  The Non-Debtors are continuing their operations and are not subject to the requirements of Chapter 11.  Pursuant to Chapter 11, a debtor is afforded certain protection against its creditors and creditors are prohibited from taking certain actions (such as pursuing collection efforts or proceeding to foreclose on secured obligations) related to debts that were owed prior to the commencement of the Chapter 11 Cases.  Accordingly, although the commencement of the Chapter 11 Cases triggered defaults on substantially all debt obligations of the Debtors, creditors are stayed from taking any action as a result of such defaults.  Absent an order of the Bankruptcy Court, these pre-petition liabilities are subject to settlement under a plan of reorganization.

Since the Petition Date, the Bankruptcy Court has granted a variety of Debtors’ motions that allow the Company to continue to operate its business in the ordinary course without interruption; and covering, among other things, employee obligations, critical service providers, tax matters, insurance matters, tenant and contractor obligations, claim settlements, ordinary course property sales, cash management, cash collateral alternative dispute resolution, settlement of pre-petition mechanics liens and authorization to enter into certain other ordinary course agreements.  The Bankruptcy Court has also approved the Debtors’ request to enter into a post-petition financing arrangement (the “DIP Facility”).

During December 2009 and January 2010, 231 Debtors (the “Track 1 Debtors”) owning 119 properties with approximately $12.33 billion of secured mortgage loans filed consensual plans of reorganization (the “Track 1 Plans”).  TRCLP indirectly wholly owns 32 Track 1 Debtor operating properties through 68 Debtors with approximately $3.74 billion of secured mortgage loans.  As of December 31, 2009, 113 Debtors owning 50 properties with approximately $4.65 billion of secured debt restructured such debt and emerged from bankruptcy (the “Track 1A Debtors”).  Included in the Track 1A Debtors were 35 TRCLP Debtors owning 16 properties with approximately $1.63 billion of secured debt.  Effectiveness of the plans of reorganization and emergence from bankruptcy of the remaining Track 1 Debtors (the “Track 1B Debtors”) continued through February 2010 and is expected to be completed in the first quarter of 2010.  In such regard, through March 1, 2010, an additional 92 Debtors owning 57 properties with approximately $5.98 billion of secured mortgage debt emerged from bankruptcy.  Included in that number were 18 TRCLP Debtors owning eight properties with approximately $1.0 billion of secured mortgage debt. The Chapter 11 Cases for the remaining Debtors (generally, GGP, GGPLP and other holding company or investment subsidiaries, including TRCLP, (the “TopCo Debtors”) which own certain individual or groups of properties but also certain operating property Debtors, (collectively, the “2010 Track Debtors”)) will continue until their respective plans of reorganization are filed with the Bankruptcy Court, approved by the applicable classes of creditors and confirmed by the Bankruptcy Court.

GGP is continuing to pursue consensual restructurings for 31 Debtors (the “Remaining Secured Debtors”) with secured loans aggregating $2.50 billion. Of the Remaining Secured Debtors, seven are within TRCLP with secured loans aggregating $1.31 billion.

As described above, we have received legal protection from our creditors pursuant to the Chapter 11 Cases. This protection is limited in duration and the 2010 Track Debtors are currently negotiating the terms of a reorganization plan with our lenders and other stakeholders which is expected to require significant additional equity capital.  The Track 1 Plans are a key component of the plan of reorganization currently being developed.  To that end, we had the exclusive right to file a plan of reorganization for the 2010 Track Debtors until February 26, 2010.  We filed a motion with the Bankruptcy Court to extend the exclusivity period until August 26, 2010 and, if we file a plan of reorganization by that date, we would have until October 26, 2010 to obtain necessary acceptances of our plan.  The Bankruptcy Court has entered a bridge order extending the exclusivity period through and including the seventh day, and extending the period for us to obtain necessary acceptances of our filed plan through and including the sixty-seventh day, following the date an order regarding our extension motion is entered by the Bankruptcy Court. The Bankruptcy Court hearing on our motion to extend the exclusivity period is currently scheduled for March 3, 2010.  If we do not file a plan of reorganization for the 2010 Track Debtors prior to the lapse of the exclusivity period, any party in interest would be able to file a plan of reorganization for any of the 2010 Track Debtors.

Our potential inability to negotiate and obtain confirmation of a mutually agreeable plan of reorganization for the 2010 Track Debtors and to address our remaining future debt maturities raise substantial doubt as to our ability to continue as a going concern. The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America applicable to a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. However, as a result of the Chapter 11 Cases, such realization of assets and satisfaction of liabilities are subject to a significant number of uncertainties. Our consolidated financial statements do not reflect any adjustments related to the recoverability of assets and satisfaction of liabilities that might be necessary should we be unable to continue as a going concern.

Private REIT/TRS Restructuring

Effective March 31, 2007, through a series of transactions, a private REIT owned by General Growth Properties Limited Partnership (“GGPLP”), a subsidiary of GGP, was contributed to TRCLP and that additional TRS became a qualified REIT subsidiary of that private REIT (“the Private REIT/TRS Restructuring”).  This Private REIT/TRS Restructuring resulted in approximately a $328.4 million decrease in our net deferred tax liabilities, an approximate $7.4 million increase in our current taxes payable and an approximate $321.0 million income tax benefit related to the properties now owned by the private REIT

NOTE 2                SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of TRCLP, its subsidiaries and joint ventures in which it has a controlling interest.  For consolidated joint ventures, the noncontrolling partner’s share of the assets, liabilities and operations of the joint venture (generally computed as the joint venture partner’s ownership percentage) is included in Noncontrolling Interest in Consolidated Real Estate Affiliates as a permanent element of capital.  All significant intercompany balances and transactions have been eliminated.

Reclassifications and Adoption of New Accounting Pronouncements

Certain amounts in the 2008 and 2007 consolidated financial statements have been reclassified to conform to the current period presentation. In addition, as of January 1, 2009 we adopted the following accounting pronouncement that required retrospective application, in which all periods presented reflect the necessary changes.

As of January 1, 2009, we adopted a new generally accepted accounting principle related to noncontrolling interests in consolidated financial statements, which changed the reporting for minority interests in our consolidated joint ventures by re-characterizing them as noncontrolling interests and re-classifying such minority interests as a component of permanent partners’ capital in our consolidated balance sheets. These principles also changed the presentation of the income allocated to minority interests by re-characterizing it as allocations to noncontrolling interests and re-classifying such income as an adjustment to net income to arrive at net income attributable to General Growth Properties, Inc.

As of June 30, 2009, we adopted a new generally accepted accounting principle related to subsequent events which provides guidance on our assessment of subsequent events. The new standard clarifies that we must evaluate, as of each reporting period, events or transactions that occur after the balance sheet date through the date that the financial statements are issued. We performed our assessment of subsequent events and all material events or transactions since December 31, 2009 have been integrated into our disclosures in the accompanying consolidated financial statements.

Accounting for Reorganization

The accompanying consolidated financial statements and the combined condensed financial statements of TRCLP Debtors presented below have been prepared in accordance with the generally accepted accounting principles related to financial reporting by entities in reorganization under the Bankruptcy Code, and on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.  Such accounting guidance also provides that if a debtor, or group of debtors, has significant combined assets and liabilities of entities which have not sought Chapter 11 bankruptcy protection, the debtors and non-debtors should continue to be combined.  However, separate disclosure of financial statement information solely relating to the debtor entities should be presented.  Therefore, the combined condensed financial statements presented below solely reflect the results for the Track 1B Debtors and the 2010 Track Debtors.

Combined Condensed Balance Sheet

December 31, 2009
(In thousands)
Net investment in real estate	$7,249,455
Cash and cash equivalents	31,804
Accounts and notes receivable, net	84,145
Other	660,467
Total Assets	$8,025,871

Liabilities not subject to compromise:
Deferred tax liabilities	901,194
Investment in and loans to/from Unconsolidated Real Estate Affiliates	24,394
Accounts payable and accrued expenses	210,512
Liabilities subject to compromise	6,561,081
Equity	328,690
Total liabilities and Equity	$8,025,871

As described above, since the Track 1B Debtors and the 2010 Track Debtors commenced their respective Chapter 11 Cases on two different dates in April 2009, combined condensed statements of operations and the combined condensed statement of cash flows is presented from May 1, 2009 to December 31, 2009.

Combined Condensed Statement of Operations

May 1, 2009 to December 31, 2009
(In thousands)
Operating Revenues	$454,835
Operating Expenses	597,883
Operating Income	(143,048)
Interest expense, net	(208,612)
Benefit from income taxes	165
Equity in loss of Real Estate Affiliates	(14,277)
Reorganization items	1,700
Net loss	(364,072)
Allocation to noncontrolling interests	(827)
Net loss attributable to General Growth Properties Inc.	$(364,899)

Combined Condensed Statement of Cash Flows

May 1, 2009 to December 31, 2009
(In thousands)
Net cash provided by:
Operating activities	$138,440
Investing activities	(31,571)
Financing activities	(87,949)
Net increase in cash and cash equivalents	18,920
Cash and cash equivalents, beginning of period	12,884
Cash and cash equivalents, end of period	$31,804

Cash paid for reorganization items	$650

Pre-Petition Date Claims and Classification of Liabilities Subject to Compromise

During September 2009, the Debtors filed with the Bankruptcy Court their schedules of the assets and liabilities existing on the Petition Date. In addition, November 12, 2009 was established by the Bankruptcy Court as the general bar date (the date by which most entities that wished to assert a pre-petition claim against a Debtor had to file a proof of claim in writing). The Debtors have made subsequent amendments to those schedules and, as the bar date has passed, are now in the process of evaluating, reconciling and resolving all claims that were timely submitted. Many of the claims submitted were erroneous or duplicates and the Debtors have filed, and will continue to file, claim objections with the Bankruptcy Court. Claim objections, that is, differences between liability amounts estimated by the Debtors and claims submitted by creditors that cannot be resolved, will be submitted to the Bankruptcy Court which will make a final determination of the allowable claim.  The Track 1 Plans provide that all allowed claims, that is, undisputed or Bankruptcy Court affirmed claims of creditors against the Track 1 Debtors, are to be paid in full. Our aggregate liabilities (consisting of Liabilities Subject to Compromise (“LSTC”) and not subject to compromise as further described below) include provisions for claims against both the Track 1 Debtors and the 2010 Track Debtors that were timely submitted to the Bankruptcy Court and have been recorded, as appropriate, based upon the GAAP guidance for the recognition of contingent liabilities and on our evaluations of such claims. Accordingly, although submitted proofs of claims against all Debtors exceed the amounts recorded for such claims, we currently believe that the aggregate amount of claims recorded by the Debtors will not vary materially from the amount of claims that will ultimately be allowed or resolved by the Bankruptcy Court.

Liabilities not subject to compromise include: (1) liabilities held by Non-Debtor and Track 1A Debtor entities; (2) liabilities incurred after the Petition Date; (3) pre-petition liabilities that the Track 1B Debtors and the 2010 Track Debtors expect to pay in full, even though certain of these amounts may not be paid until after the applicable Debtor’s plan of reorganization is effective; and (4) liabilities related to pre-petition contracts that affirmatively have not been rejected.  Unsecured liabilities not subject to compromise as of December 31, 2009 with respect to the Track 1A Debtors are reflected at the current estimate of the probable amounts to be paid.  However, the amounts of such unsecured liabilities related to the associated liabilities not subject to compromise resolved or allowed by the Bankruptcy Court (and therefore paid at 100% pursuant to the Track 1 Plans) has not yet been determined.  In such regard, during February 2010, payments commenced on the Track 1 Debtor claims, a process expected to continue for several months as the amounts to be allowed are confirmed by the Bankruptcy Court.  With respect to secured liabilities, GAAP bankruptcy guidance provides that Track 1A Debtor mortgage loans should be recorded at their estimated Fair Value upon emergence.  A discount of approximately $342.2 million was recorded on such $4.65 billion of secured debt, with the resulting gain classified as a reorganization item. For TRCLP, a discount of approximately $93.4 million was recorded on such $1.63 billion of secured debt, with the resulting gain classified as a reorganization item.  This discount will be accreted into interest expense in future periods as a non-cash item until maturity of the related debt obligation.  In certain cases, either due to loan modifications which provide, with respect to the Special Consideration Properties (as defined in Note 6), the right to satisfy our obligations to the applicable mortgage lender by assigning title to the property to such lender or due to the non-recourse nature of the loans, the estimated Fair Value of the debt was set to the estimated Fair Value of the property.  Similar gains will be recorded in the first quarter of 2010 with respect to the $7.69 billion of mortgage loans related to the Track 1B Debtors (TRCLP’s portion of Track 1B Debtor mortgage loans is $2.11 billion) that have emerged or will emerge from bankruptcy in 2010.

All liabilities incurred prior to the Petition Date other than those specified immediately above are considered LSTC. The amounts of the various categories of liabilities that are subject to compromise are set forth below. As described above, these amounts represent the Company’s estimates of known or potential pre-petition claims that are likely to be resolved in connection with the Chapter 11 Cases. Such claims remain subject to future adjustments which may result from 2010 Track Debtor/creditor negotiations, actions of the Bankruptcy Court, rejection of executory contracts and unexpired leases, the determination as to the value of any collateral securing claims, amended proofs of claim, or other events. There can be no assurance that the liabilities represented by claims against a particular 2010 Track Debtor will not be found to exceed the Fair Value of its respective assets. This could result in claims being paid at less than 100% of their face value and the equity of the applicable 2010 Track Debtor being diluted or eliminated entirely. The amounts subject to compromise consisted of the following items:

December 31, 2009
(In thousands)
Mortgages and secured notes	$3,790,931
Unsecured public debt	2,460,281
Accounts payable and accrued liabilities	309,869
Total liabilities subject to compromise	$6,561,081

The classification of liabilities as LSTC or as liabilities not subject to compromise is based on currently available information and analysis. As the Chapter 11 Cases proceed and additional information is received and analysis is completed, or as the Bankruptcy Court rules on relevant matters, the classification of amounts between LSTC and liabilities not subject to compromise may change. The amount of any such changes could be material.

Reorganization Items

Reorganization items under the Chapter 11 Cases are expense or income items that were incurred or realized by the Debtors as a result of the Chapter 11 Cases and are presented separately in the consolidated statements of income and comprehensive income. These items include professional fees and similar types of expenses directly related to the bankruptcy filings, loss accruals or gains or losses resulting from activities of the reorganization process, and interest earned on cash accumulated by the Debtors as a result of the Chapter 11 cases.  However, for the year ended December 31, 2009, this amount primarily reflects only gains or losses resulting from activities of the reorganization process, the gains resulting from agreements reached with certain critical vendors which were ratified by the Bankruptcy Court and for which payments on an installment basis began in July 2009, all of which are specifically identifiable with individual properties.  Trustee fees have been paid by individual debtors. Any other allocations of costs have not been made to individual debtors as all other costs remain subject to Bankruptcy Court approval.

Reorganization items are as follows:

Reorganization Items	Post-Petition period ended December 31, 2009
(In thousands)
Gains on liabilities subject to compromise (1)	$(96,353)
U.S. Trustee fees (2)	979
Restructuring costs (3)	26,171
Total reorganization items	$(69,203)

(1)

This amount primarily relates to a $93.4 million gain that resulted from the required Fair Value of debt adjustment for the entities that emerged from bankruptcy in December 2009. This amount also includes repudiation, rejection or termination of contracts or guarantee of obligations. In addition, such gains reflect agreements reached with certain critical vendors (as defined), which were authorized by the Bankruptcy Court and for which payments on an installment basis began in July 2009.

(2)	Estimate of fees due remain subject to confirmation and review by the office of the United States Trustee (“U.S. Trustee”).
(3)	Restructuring costs include finance costs incurred related to the properties that emerged from bankruptcy in December 2009

Properties

Real estate assets are stated at cost less any provisions for impairments.  Construction and improvement costs incurred in connection with the development of new properties or the redevelopment of existing properties are capitalized to the extent the total carrying value of the property does not exceed the estimated Fair Value of the completed property.  Real estate taxes and interest costs incurred during construction periods are capitalized.  Capitalized interest costs are based on qualified expenditures and interest rates in place during the construction period.  Capitalized real estate taxes and interest costs are amortized over lives which are consistent with the constructed assets.

Pre-development costs, which generally include legal and professional fees and other directly related third-party costs are capitalized as part of the property being developed.  In the event a development is no longer deemed to be probable, the costs previously capitalized are expensed (see also our impairment policies in this Note 2 below).

Tenant improvements, either paid directly or in the form of construction allowances paid to tenants, are capitalized and depreciated over the average lease term.  Maintenance and repairs are charged to expense when incurred.  Expenditures for significant betterments and improvements are capitalized.

Depreciation or amortization expense is computed using the straight-line method based upon the following estimated useful lives:

Years
Buildings and improvements	40-45
Equipment, tenant improvements and fixtures	5-10

Impairment

Operating properties and properties under development

The generally accepted accounting principles related to accounting for the impairment or disposal of long-lived assets require that if impairment indicators exist and the undiscounted cash flows expected to be generated by an asset are less than its carrying amount, an impairment provision should be recorded to write down the carrying amount of such asset to its Fair Value. We review our consolidated and unconsolidated real estate assets, including investment properties, land held for development and sale and developments in progress, for potential impairment indicators whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The cash flow estimates used both for determining recoverability and estimating Fair Value are inherently judgmental and reflect current and projected trends in rental, occupancy and capitalization rates, and estimated holding periods for the applicable assets.  In certain cases, our holding periods were reduced to either reflect our probable transfer of the Special Consideration Properties to the lender in satisfaction of the secured debt obligation or a change in our estimated holding period with respect to such property in conjunction with the development of our overall plan of reorganization.  Impairment indicators for our retail and other segment are assessed separately for each property and include, but are not limited to, significant decreases in real estate property net operating income and occupancy percentages. Impairment indicators for our Master Planned Communities segment are assessed separately for each community and include, but are not limited to, significant decreases in sales pace or average selling prices, significant increases in expected land development and construction costs or cancellation rates, and projected losses on expected future sales. Impairment indicators for pre-development costs, which are typically costs incurred during the beginning stages of a potential development, and developments in progress are assessed by project and include, but are not limited to, significant changes in projected completion dates, revenues or cash flows, development costs, market factors and sustainability of development projects. If an indicator of potential impairment exists, the asset is tested for recoverability by comparing its carrying amount to the estimated future undiscounted cash flow. Although the estimated value of certain assets may be exceeded by the carrying amount, a real estate asset is only considered to be impaired when its carrying amount cannot be recovered through estimated future undiscounted cash flows. To the extent an impairment provision is necessary, the excess of the carrying amount of the asset over its estimated Fair Value is expensed to operations.  In addition, the impairment provision is allocated proportionately to adjust the carrying amount of the asset.  The adjusted carrying amount, which represents the new cost basis of the asset, is depreciated over the remaining useful life of the asset.

We recorded impairment charges related to our operating properties and properties under development of $339.1 million for the year ended December 31, 2009.  No impairments of operating properties or developments were recorded in 2008 and 2007.  All of these impairment charges are included in provisions for impairment in our consolidated financial statements for the year ended December 31, 2009.

Investment in Unconsolidated Real Estate Affiliates

In accordance with the generally accepted accounting principles related to the equity method of accounting for investments, a series of operating losses of an investee or other factors may indicate that a decrease in value of our investment in the Unconsolidated Real Estate Affiliates has occurred which is other-than-temporary.  The investment in each of the Unconsolidated Real Estate Affiliates is evaluated periodically and as deemed necessary for recoverability and valuation declines that are other than temporary. Accordingly, in addition to the property-specific impairment analysis that we perform on the investment properties, land held for development and sales and developments in progress owned by such joint ventures (as part of our investment property impairment process described above), we also considered the ownership and distribution preferences and limitations and rights to sell and repurchase our ownership interests.  Based on such evaluations, no provisions for impairment were recorded for the years ended December 31, 2009 and 2008 related to our investments in Unconsolidated Real Estate Affiliates.

Goodwill

The excess of the cost of an acquired entity over the net of the amounts assigned to assets acquired (including identified intangible assets) and liabilities assumed was recorded as goodwill. Goodwill has been recognized and allocated to specific properties in our Retail and Other Segment since each individual rental property or each operating property is an operating segment and considered a reporting unit. The generally accepted accounting principles related to goodwill and other intangible assets states that goodwill should be tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. As of the end of each quarter in 2009, we performed impairment tests on goodwill as changes in current market and economic conditions during each of the quarters in 2009 indicated an impairment of the asset might have occurred. We perform this test by first comparing the estimated Fair Value of each property with our book value of the property, including, if applicable, its allocated portion of aggregate goodwill. We assess Fair Value based on estimated future cash flow projections that utilize discount and capitalization rates which are generally unobservable in the market place (Level 3 inputs) under these principles, but approximate the inputs we believe would be utilized by market participants in assessing fair value.  Estimates of future cash flows are based on a number of factors including the historical operating results, known trends, and market/economic conditions. If the carrying amount of a property, including its goodwill, exceeds its estimated Fair Value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. In this second step, if the implied Fair Value of goodwill is less than the carrying amount of goodwill, an impairment charge is recorded. Based on our testing methodology, we recorded provisions for impairment of goodwill for the years ended December 31, 2009 and 2008, as presented in the table below.  No provisions for impairment of goodwill were recorded for the year ended December 31, 2007.

	2009	2008
	(In thousands)
Balance as of January 1
Goodwill	$373,097	$385,683
Accumulated impairment losses	(32,806)	—
	340,291	385,683
Adjustments resulting from the subsequent recognition of deferred tax assets during the period	—	(12,586)
Impairment losses	(140,627)	(32,806)

Balance as of December 31
Goodwill	373,097	373,097
Accumulated impairment losses	(173,433)	(32,806)
	$199,664	$340,291

Summary of all Impairment Provisions:

			Years Ended December 31,
Impaired Asset	Location	Method of determining fair value	2009	2008	2007
			(In thousands)
Retail and Other
Operating properties
Landmark Mall	Alexandria, VA	Discounted cash flow analysis	$27,323	$—	$—
Northgate Mall	Chattanooga, TN	Discounted cash flow analysis (4)	14,904	—	—
Oviedo Marketplace	Oviedo, FL	Discounted cash flow analysis (4)	3,438	—	—
Owings Mills	Owings Mills, MD	Discounted cash flow analysis	51,604	—	—
Owings Mills-Two Corporate Ctr	Owings Mills, MD	Projected sales price analysis (1)	7,880	—	—

Development:
Kendall Town Center	Miami, FL	Projected sales price analysis (1)	35,518	—	—
Princeton Land East, LLC	Princeton, NJ	Comparable property market analysis	8,904	—	—
Princeton Land LLC	Princeton, NJ	Comparable property market analysis	13,356	—	—
The Shops At Summerlin Centre	Las Vegas, NV	Comparable property market analysis	176,141	—	—
			$339,068	$—	$—

Seed Money:
Various pre-development costs		(2)	27,889	5,368	880

Goodwill:
Goodwill		(3)	140,627	32,806	—

Total Retail and Other			$507,584	$38,174	$880

Master Planned Communities:
Columbia Master Planned Community	Columbia, MD	Projected sales price analysis (1)	—	—	77,200
Fairwood Master Planned Community	Columbia, MD	Projected sales price analysis (1)	52,769	—	50,400
Total Master Planned Communities			$52,769	$—	$127,600

Total Provisions for Impairment			$560,353	$38,174	$128,480

(1)	Projected sales price analysis incorporates available market information and other management assumptions.
(2)	Related to the write down of various pre-development costs that were determined to be non-recoverable due to the related projects being terminated.
(3)

These impairments were primarily driven by continued increases in capitalization rate assumptions during 2009 and reduced estimates of NOI, primarily due to the impact of decline in the retail market on our operations.

(4)	These impairments were primarily driven by management’s intent to deed these properties to lenders in satisfactions of secured debt upon emergence from bankruptcy.

General

Certain of our properties had Fair Values less than their carrying amounts. However, based on the Company’s plans with respect to those properties, we believe that the carrying amounts are recoverable and therefore, under applicable GAAP guidance, no additional impairments were taken.  Nonetheless, due to the tight credit markets, the recent and continuing decline in our market capitalization, the uncertain economic environment, as well as other uncertainties, or if our plans regarding our assets change, additional impairment charges in the future could result.  Therefore, we can provide no assurance that material impairment charges with respect to operating properties, Unconsolidated Real Estate Affiliates, construction in progress, property held for development and sale or goodwill will not occur in future periods.  Accordingly, we will continue to monitor circumstances and events in future periods to determine whether additional impairments are warranted.

Acquisitions of operating properties

Acquisitions of properties are accounted for utilizing the purchase method and, accordingly, the results of operations of acquired properties are included in our results of operations from the respective dates of acquisition.  Estimates of future cash flows and other valuation techniques are used to allocate the purchase price of acquired property between land, buildings and improvements, equipment, debt liabilities assumed and identifiable intangible assets and liabilities such as amounts related to in-place at-market tenant leases, acquired above and below-market tenant and ground leases and tenant relationships. Due to existing contacts and relationships with tenants at our currently owned properties and at properties currently managed for others, no significant value has been ascribed to the tenant relationships at the acquired properties.

As of January 1, 2009, we adopted a new generally accepted accounting principle related to business combinations, which will change how business acquisitions are accounted and will impact the financial statements both on the acquisition date and in subsequent periods.

Investments in Unconsolidated Real Estate Affiliates

We account for investments in joint ventures where we own a non-controlling joint interest using the equity method.  Under the equity method, the cost of our investment is adjusted for our share of the equity in earnings of such Unconsolidated Real Estate Affiliates from the date of acquisition and reduced by distributions received.  Generally, the operating agreements with respect to our Unconsolidated Real Estate Affiliates provide that assets, liabilities and funding obligations are shared in accordance with our ownership percentages.  Therefore, we generally also share in the profit and losses, cash flows and other matters relating to our Unconsolidated Real Estate Affiliates in accordance with our respective ownership percentages.  Differences between the carrying value of our investment in the Unconsolidated Real Estate Affiliates and our share of the underlying equity of such Unconsolidated Real Estate Affiliates are amortized over lives ranging from five to forty years.  When cumulative distributions exceed our investment in the joint venture, the investment is reported as a liability in our consolidated financial statements.  For those joint ventures where we own less than approximately a 5% interest and have virtually no influence on the joint venture’s operating and financial policies, we account for our investments using the cost method.

Cash and Cash Equivalents

Highly-liquid investments with maturities at dates of purchase of three months or less are classified as cash equivalents.

Receivable from General Growth Properties, Inc.

The amounts receivable from General Growth Properties, Inc. are primarily non-interest bearing, unsecured, payable on demand, and have been reflected as a component of Capital.

Leases

Leases which transfer substantially all the risks and benefits of ownership to tenants are considered finance leases and the present values of the minimum lease payments and the estimated residual values of the leased properties, if any, are accounted for as receivables.  Leases which transfer substantially all the risks and benefits of ownership to us are considered capital leases and the present values of the minimum lease payments are accounted for as assets and liabilities.

Deferred Expenses

Deferred expenses consist principally of financing fees, leasing costs and commissions.  Deferred financing fees are amortized to interest expense using the effective interest method (or other methods which approximate the interest method) over the terms of the respective financing agreements.  Deferred leasing costs and commissions are amortized using the straight-line method over periods that approximate the related lease terms.  Deferred expenses in our Consolidated Balance Sheets are shown at cost, net of accumulated amortization of $58.2 million as of December 31, 2009 and $57.8 million as of December 31, 2008.

Noncontrolling Interests

As of January 1, 2009, we adopted a new generally accepted accounting principle related to noncontrolling interests in consolidated financial statements, which changed the reporting for minority interests in our consolidated joint ventures by re-characterizing them as noncontrolling interests and re-classifying certain of such minority interests as a component of permanent partners’ capital in our consolidated balance sheets.  These principles also changed the presentation of the income allocated to minority interests by re-characterizing it as allocations to noncontrolling interests and re-classifying such income as an adjustment to net income to arrive at net income attributable to General Growth Properties, Inc.

Revenue recognition and related matters

Minimum rent revenues are recognized on a straight-line basis over the terms of the related leases.  Minimum rent revenues also include amounts collected from tenants to allow the termination of their leases prior to their scheduled termination dates and accretion related to above and below-market tenant leases on acquired properties.  Termination income recognized for the years ended December 31, 2009, 2008, and 2007 was approximately $9.0 million, $10.6 million, and $10.9 million, respectively.  Net accretion related to above- and below-market tenant leases for the years ended December 31, 2009, 2008, and 2007 was approximately $4.9 million, $6.7 million, and $7.9 million, respectively.

Straight-line rents receivable, which represent the current net cumulative rents recognized prior to when billed and collectible as provided by the terms of the leases, of approximately $99.2 million as of December 31, 2009 and $88.3 million as of December 31, 2008 is included in Accounts and notes receivable, net in our consolidated financial statements.

Percentage rent in lieu of fixed minimum rent received from tenants was approximately $17.2 million for the year ended December 31, 2009, and $12.2 million each of the years ended December 31, 2008, and 2007, respectively, and is included in Minimum rents in our consolidated financial statements.

We provide an allowance for doubtful accounts against the portion of accounts receivable, including straight-line rents, which is estimated to be uncollectible.  Such allowances are reviewed periodically based upon our recovery experience.  We also evaluate the probability of collecting future rent which is recognized currently under a straight-line methodology.  This analysis considers the long-term nature of our leases, as a certain portion of the straight-line rent currently recognizable will not be billed to the tenant until many years into the future.  Our experience relative to unbilled deferred rent receivable is that a certain portion of the amounts recorded as straight-line rental revenue are never collected from (or billed to) tenants due to early lease terminations.  For that portion of the otherwise recognizable deferred rent that is not deemed to be probable of collection, no revenue is recognized.  Accounts and notes receivable in our Consolidated Balance Sheets are shown net of an allowance for doubtful accounts of $37.8 million as of December 31, 2009 and $37.9 million as of December 31, 2008.

Overage rents are recognized on an accrual basis once tenant sales exceed contractual tenant lease thresholds.  Recoveries from tenants are established in the leases or computed based upon a formula related to real estate taxes, insurance and other shopping center operating expenses and are generally recognized as revenues in the period the related costs are incurred.

Revenues from land sales are recognized using the full accrual method provided that various criteria relating to the terms of the transactions and our subsequent involvement with the land sold are met.  Revenues relating to transactions that do not meet the established criteria are deferred and recognized when the criteria are met or using the installment or cost recovery methods, as appropriate in the circumstances.  Revenues and cost of sales are recognized on a percentage of completion basis for land sale transactions in which we are required to perform additional services and incur significant costs after title has passed.

Cost ratios for land sales are determined as a specified percentage of land sales revenues recognized for each community development project.  The cost ratios used are based on actual costs incurred and estimates of future development costs and sales revenues to completion of each project.  The ratios are reviewed regularly and revised for changes in sales and cost estimates or development plans.  Significant changes in these estimates or development plans, whether due to changes in market conditions or other factors, could result in changes to the cost ratio used for a specific project.  The specific identification method is used to determine cost of sales for certain parcels of land, including acquired parcels we do not intend to develop or for which development is complete at the date of acquisition.

Income Taxes (Note 7)

Deferred income taxes are accounted for using the asset and liability method.  Deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been included in the financial statements or tax returns and are recorded primarily by certain of our taxable REIT subsidiaries.  Under this method, deferred tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.  An increase or decrease in the deferred tax liability that results from a change in circumstances, and which causes a change in our judgment about expected future tax consequences of events, is included in the current tax provision.  Deferred income taxes also reflect the impact of operating loss and tax credit carryforwards.  A valuation allowance is provided if we believe it is more likely than not that all or some portion of the deferred tax asset will not be realized.  An increase or decrease in the valuation allowance that results from a change in circumstances, and which causes a change in our judgment about the realizability of the related deferred tax asset, is included in the current tax provision.  It is possible that the Company could experience a change in control pursuant to Section 382 that could limit the benefit of deferred tax assets.  In addition, we recognize and report interest and penalties, if necessary, related to uncertain tax positions within our provision for income tax expense.

In many of our Master Planned Communities, gains with respect to sales of land for commercial use are reported for tax purposes on the percentage of completion method.  Under the percentage of completion method, gain is recognized for tax purposes as costs are incurred in satisfaction of contractual obligations.  The method used for determining the percentage complete for income tax purposes is different than that used for financial statement purposes.  In addition, gains with respect to sales of land for single family residences are reported for tax purposes under the completed contract method.  Under the completed contract method, gain is recognized for tax purposes when 95% of the costs of our contractual obligations are incurred or the contractual obligation is transferred.

Fair Value Measurements

We adopted the generally accepted accounting principles related to Fair Value measurements as of January 1, 2008 for our financial assets and liabilities and, although our disclosures were increased, such adoption did not change our valuation methods for such assets and liabilities.  In addition, as required, we adopted these principles as of January 1, 2009 for our non-financial assets and liabilities, which, in accordance with the guidance impacts our assets measured at Fair Value due to impairments incurred since adoption.

The accounting principles for fair value measurements establish a three-tier fair value hierarchy, which prioritizes the inputs used in measuring Fair Value.  These tiers include:

•      Level 1 - defined as observable inputs such as quoted prices for identical assets or liabilities in active markets;

•      Level 2 - defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and

•      Level 3 - defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The asset or liability Fair Value measurement level within the Fair Value hierarchy is based on the lowest level of any input that is significant to the Fair Value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.  Any Fair Values utilized or disclosed in our consolidated financial statements were developed for the purpose of complying with the accounting principles established for Fair Value measurements.  The Fair Values of our assets or liabilities for enterprise value in our Chapter 11 Cases or as a component of our reorganization plan (see Note 1) will reflect differing assumptions and methodologies. These estimates will be subject to a number of approvals and reviews and therefore may be materially different.

The following table summarizes our assets and liabilities that are measured at Fair Value on a nonrecurring basis:

	Total Fair Value Measurement as of December 31, 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total (Loss) Gain as of December 31, 2009
	(In thousands)
Investments in real estate:
Fairwood Master Planned Community	$12,629	$—	$12,629	$—	$(52,769)
Kendall Town Center	13,931	—	—	13,931	(35,518)
Landmark Mall (1)	49,501	—	—	49,501	(27,323)
Northgate Mall (1)	27,179	—	—	27,179	(14,904)
Oviedo Marketplace (1)	34,578	—	—	34,578	(3,438)
Owings Mills (1)	26,695	—	—	26,695	(51,604)
Owings Mills-Two Corporate Center	15,762	—	—	15,762	(7,880)
Princeton Land East, LLC	8,802	—	8,802	—	(8,904)
Princeton Land LLC	11,948	—	11,948	—	(13,356)
The Shops At Summerlin Centre	46,300	—	46,300	—	(176,141)
	$247,325	$—	$79,679	$167,646	$(391,837)

Debt: (2)
Fair value of emerged entity mortgage debt	$1,532,625	$—	$—	$1,532,625	$93,438
Total liabilities	$1,532,625	$—	$—	$1,532,625	$93,438

(1) The fair value was calculated based on a discounted cash flow analysis using property specific discount rate ranging from 9.25% to 12.00%

(2) The fair value of debt relates to the 16 properties that emerged from bankruptcy in December 2009.

Fair Value of Financial Instruments

The Fair Values of our financial instruments approximate their carrying amount in our financial statements except for debt.  Notwithstanding that we do not believe that a fully-functioning market for real property financing exists currently, GAAP guidance requires that management estimate the Fair Value of our debt. However, as a result of the Company’s Chapter 11 filing, the Fair Value for the outstanding debt that is included in liabilities subject to compromise in our Consolidated Balance Sheets cannot be reasonably determined at December 31, 2009 as the timing and amounts to be paid are subject to confirmation by the Bankruptcy Court.  For the $3.2 billion of mortgages, notes and loans payable outstanding that are not subject to compromise at December 31, 2009, management’s required estimates of Fair Value are presented below.  This Fair Value was estimated solely for financial statement reporting purposes and should not be used for any other purposes, including to estimate the value of any of the Company’s securities or to estimate the appropriate interest rate for consensual and non-consensual restructuring of secured debt in our Chapter 11 Cases. We estimated the Fair Value of this debt based on quoted market prices for publicly-traded debt, recent financing transactions (which may not be comparable), estimates of the Fair Value of the property that serves as collateral for such debt, historical risk premiums for loans of comparable quality, current London Interbank Offered Rate (“LIBOR”), a widely quoted market interest rate which is frequently the index used to determine the rate at which we borrow funds and US treasury obligation interest rates, and on the discounted estimated future cash payments to be made on such debt.  The discount rates estimated reflect our judgment as to what the approximate current lending rates for loans or groups of loans with similar maturities and credit quality would be if credit markets were operating efficiently and assume that the debt is outstanding through maturity. We have utilized market information as available or present value techniques to estimate the amounts required to be disclosed, or, in the case of the debt of the Track 1A Debtors, recorded due to GAAP bankruptcy emergence guidance (as described above and in Note 6).  Since such amounts are estimates that are based on limited available market information for similar transactions and do not acknowledge transfer or other repayment restrictions that may exist in specific loans, it is unlikely that the estimated Fair Value of any of such debt could be realized by immediate settlement of the obligation.

	2009		2008
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
	(In millions)
Fixed-rate debt	$3,247	$3,197	$8,269	$7,466
Variable-rate debt	—	—	1,429	1,396
	$3,247	$3,197	$9,698	$8,862

Included in such amounts for 2009 is $1.63 billion of debt that relates to the 16 TRCLP properties that emerged from bankruptcy in December 2009 where the carrying value of the debt was adjusted by $93 million to an estimated Fair Value of such debt (based on significant unobservable (Level 3) Inputs).

Transactions with affiliates

GGP directly performs functions such as payroll, benefits, and insurance for TRCLP and related costs for such functions are either charged directly to or allocated, as applicable, to TRCLP.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions.  These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.  For example, significant estimates and assumptions have been made with respect to useful lives of assets, capitalization of development and leasing costs, provision for income taxes, recoverable amounts of receivables and deferred taxes, initial valuations and related amortization periods of deferred costs and intangibles, particularly with respect to acquisitions, impairment of long-lived assets and goodwill, valuation of debt of emerged entities and cost ratios and completion percentages used for land sales.  Actual results could differ from these and other estimates.

NOTE 3     INTANGIBLE ASSETS AND LIABILITIES

The following table summarizes our intangible assets and liabilities (in thousands):

	Gross Asset (Liability)	Accumulated (Amortization) Accretion	Net Carrying Amount
December 31, 2009
Tenant leases:
In-place value	$401,484	$(275,820)	$125,664
Above-market	59,420	(46,600)	12,820
Below-market	(78,422)	52,194	(26,228)
Ground leases:
Above-market	(16,968)	2,423	(14,545)
Below-market	270,074	(29,726)	240,348
Real estate tax stabilization agreement	91,879	(20,272)	71,607

December 31, 2008
Tenant leases:
In-place value	$490,454	$(319,610)	$170,844
Above-market	77,877	(56,342)	21,535
Below-market	(124,718)	84,913	(39,805)
Ground leases:
Above-market	(16,968)	1,951	(15,017)
Below-market	270,074	(23,888)	246,186
Real estate tax stabilization agreement	91,879	(16,349)	75,530

The gross asset balances of the in-place value of tenant leases are included in Buildings and equipment in our Consolidated Balance Sheets.  The above-market and below-market tenant and ground leases, as well as the real estate tax stabilization agreement intangible asset, are included in Prepaid expenses and other assets and Accounts payable and accrued expenses as detailed in Note 10.

Amortization/accretion of these intangible assets and liabilities and similar assets and liabilities from our unconsolidated real estate affiliates, at our share, decreased income (excluding the impact of provision for income taxes) by $56.6 million in 2009, $66.8 million in 2008, and $73.6 million in 2007.

Future amortization, including our share of such amounts from unconsolidated real estate affiliates, is estimated to decrease income (excluding the impact of provision for income taxes) by approximately $46.9 million in 2010, $34.9 million in 2011, $27.9 million in 2012, $21.1 million in 2013 and $21.1 million in 2014.

NOTE 4      DISCONTINUED OPERATIONS AND GAINS (LOSSES) ON DISPOSITIONS OF INTERESTS IN OPERATING PROPERTIES

On December 21, 2009 we sold one office building totaling approximately 38,400 square feet and 4.2 acres of land located in Woodlands, Texas for a total sales price of $2.0 million, resulting in a total loss of $0.9 million

In 2008, we sold one office building totaling approximately 16,600 square feet located in Las Vegas for a total sales price of approximately $3.3 million, resulting in a total gain of $2.5 million.  We also sold two office buildings totaling approximately 390,000 square feet located in Maryland for a sales price of approximately $94.7 million (including debt assumed of approximately $84 million), resulting in total gains of $34.5 million.  We sold an office park consisting of three office buildings totaling approximately 73,500 square feet located in Maryland for a total sales price of approximately $4.7 million, resulting in total gains of $1.0 million and we sold an office park consisting of five office buildings totaling approximately 306,400 square feet located in Maryland for a total sales price of approximately $42.3 million, resulting in total gains of $17.0 million.

All of the dispositions are included in discontinued operations in our consolidated financial statements.  For Federal income tax purposes, the two office buildings and one of the office parks located in Maryland were used as relinquished property in a like-kind exchange involving the acquisition of The Shoppes at The Palazzo.

We evaluated the operations of these properties pursuant to the requirements of generally accepted accounting principles related to business combinations and concluded that the operations of these office buildings that were sold did not materially impact the prior period results and therefore have not reported any prior operations of these properties as discontinued operations in the accompanying consolidated financial statements.

NOTE 5     UNCONSOLIDATED REAL ESTATE AFFILIATES

The Unconsolidated Real Estate Affiliates include our noncontrolling investments in real estate joint ventures. Generally, we share in the profits and losses, cash flows and other matters relating to our investments in Unconsolidated Real Estate Affiliates in accordance with our respective ownership percentages. We manage most of the properties owned by these joint ventures. As we have joint interest and control of these ventures with our venture partners and they have substantive participating rights in such ventures, we account for these joint ventures using the equity method.  Some of the joint ventures have elected to be taxed as REITs.

At December 31, 2009, these ventures were primarily partnerships and corporations which own retail centers (most of which we manage) and a venture developing the master planned community known as The Woodlands, near Houston, Texas.  We own a 52.5% economic interest in certain entities (which we refer to as the “Woodlands Entities”) that own The Woodlands.  Assets owned by the Woodlands Entities included approximately 2,700 acres of land, a resort conference center, a golf course complex, interests in office buildings and other assets.

The private REIT that was contributed to TRCLP in the Private REIT/TRS Restructuring (Note 1) owns a 9.3% interest in General Growth Properties Limited Partnership Limited Liability Company (“GGPLP, LLC”) and some smaller interests in five other properties still controlled by GGPLP.  In accordance with the guidance established for mergers involving affiliates under common control, the financial statements of TRCLP have been restated to include the equity ownership interest of the private REIT for all periods presented similar to a pooling of interests.

As a result of the ongoing operations of the ventures, cumulative distributions, primarily from financing proceeds, from certain of these ventures exceed our investments in them.  This balance aggregated $24.4 million and $25.0 million at December 31, 2009 and 2008, respectively and is included as a liability in our Consolidated Balance Sheets.

In 2009 TRCLP made contributions of $86.2 million, fund our portion of $172.2 million of joint venture mortgage debt which had reached maturity.  As of December 31, 2009, approximately $9.3 billion of indebtedness was secured by our Unconsolidated Properties, our share of which was approximately $1.4 billion.  There can be no assurance that we will be able to refinance or restructure such debt on acceptable terms or otherwise, or that joint venture operations or contributions by us and/or our partners will be sufficient to repay such loans.

In certain circumstances, the Company, in connection with the debt obligations of certain Unconsolidated Real Estate Affiliates, has agreed to provide supplemental guarantees or master-lease commitments to provide to the debt holders additional credit-enhancement or security.  As of December 31, 2009, we do not expect to be required to perform pursuant to any of such supplemental credit-enhancement provisions for our Unconsolidated Real Estate Affiliates, either due to estimates of the current obligations represented by such provisions or as a result of the protections afforded us through our Chapter 11 Cases.

The significant accounting policies used by the Unconsolidated Real Estate Affiliates are the same as ours.

Condensed Combined Financial Information of Unconsolidated Real Estate Affiliates

Following is summarized financial information for our Unconsolidated Real Estate Affiliates as of December 31, 2009 and 2008 and for the years ended December 31, 2009, 2008, and 2007.

(In thousands)	December 31, 2009	December 31, 2008
Condensed Combined Balance Sheets - Unconsolidated Real Estate Affiliates
Assets:
Land	$1,678,792	$1,681,598
Buildings and equipment	10,128,109	10,348,181
Less accumulated depreciation	(2,485,956)	(2,404,562)
Developments in progress	323,001	656,378
Net property and equipment	9,643,946	10,281,595
Investment land and land held for sale and development	266,253	282,636
Net investment in real estate	9,910,199	10,564,231
Cash and cash equivalents	99,065	104,417
Accounts and notes receivable, net	4,363,114	4,130,507
Deferred expenses, net	116,951	143,569
Prepaid expenses and other assets	103,605	156,656
Total assets	$14,592,934	$15,099,380

Liabilities and Owners’ Equity:
Mortgages, notes and loans payable	$9,272,508	$9,927,777
Accounts payable and accrued expenses	464,682	514,307
Minority interest	5,000	80,994
Owners’ equity	4,850,744	4,576,302
Total liabilities and owners’ equity	$14,592,934	$15,099,380

Investment In and Loans To/From Unconsolidated Real Estate Affiliates, Net
Owners’ equity	$4,850,744	$4,576,302
Less joint venture partners’ equity	(4,285,153)	(3,846,169)
Capital or basis differences and loans	969,904	715,147
Investment in and loans to/from Unconsolidated Real Estate Affiliates, net	$1,535,495	$1,445,280

Reconciliation - Investment In and Loans To/From Unconsolidated Real Estate Affiliates
Asset - Investment in and loans to/from Unconsolidated Real Estate Affiliates	$1,559,889	$1,470,328
Liability - Investment in and loans to/from Unconsolidated Real Estate Affiliates	(24,394)	(25,048)
Investment in and loans to/from Unconsolidated Real Estate Affiliates, net	$1,535,495	$1,445,280

	Years Ended December 31,
(In thousands)	2009	2008	2007
Condensed Combined Statements of Income - Unconsolidated Real Estate Affiliates
Revenues:
Minimum rents	$1,030,627	$1,051,879	$1,047,518
Tenant recoveries	435,123	451,238	451,464
Overage rents	25,237	33,428	44,382
Land sales	72,367	137,504	161,938
Other	95,295	123,248	149,750
Total revenues	1,658,649	1,797,297	1,855,052

Expenses:
Real estate taxes	141,046	135,442	131,984
Repairs and maintenance	114,133	114,319	111,912
Marketing	19,445	24,375	32,516
Other property operating costs	756,908	285,384	314,203
Land sales operations	60,717	81,833	91,539
Provision for doubtful accounts	14,565	9,181	5,792
Property management and other costs	11,554	11,444	11,509
Depreciation and amortization	352,903	336,486	319,958
Total expenses	1,471,271	998,464	1,019,413

Operating income	187,378	798,833	835,639
Interest income	4,611	5,172	7,980
Interest expense	(470,928)	(506,059)	(531,040)
Provision for income taxes	(730)	(2,535)	(6,011)
Income allocated to minority interest	—	(3,432)	(5,480)
Reorganization items	195,533	—	—
(Loss) Income from continuing operations	(84,136)	291,979	301,088
Discontinued operations, including gain on dispositions	184	—	106,016
Net (loss) income	$(83,952)	$291,979	$407,104

Equity In Income of Unconsolidated Real Estate Affiliates
Net income of Unconsolidated Real Estate Affiliates	$(83,952)	$291,979	$407,104
Joint venture partners’ share of income of Unconsolidated Real Estate Affiliates	109,290	(215,251)	(276,402)
Amortization of capital or basis differences	(19,056)	(17,110)	(23,528)
Equity in income of Unconsolidated Real Estate Affiliates	$6,282	$59,618	$107,174

NOTE 6             MORTGAGES, NOTES AND LOANS PAYABLE

Mortgages, notes and loans payable are summarized as follows (see Note 10 for the maturities of our long term commitments):

	December 31,
	2009	2008
Fixed-rate debt:
Collateralized mortgages, notes and loans payable	$5,943,192	$6,025,689
Corporate and other unsecured term loans	2,243,811	2,243,455
Total fixed-rate debt	8,187,003	8,269,144

Variable-rate debt:
Collateralized mortgages, notes and loans payable	1,310,933	1,428,704
Total variable-rate debt	1,310,933	1,428,704

Total mortgages, notes and loans payable	$9,497,936	$9,697,848

Less: Mortgages, notes and loans payable subject to compromise	(6,251,212)	—

Total Mortgages, notes and loans payable not subject to compromise	$3,246,724	9,697,848

As previously discussed, on April 16 and 22, 2009, the Debtors filed voluntary petitions for relief under Chapter 11, which triggered defaults on substantially all debt obligations of the Debtors. However, under section 362 of Chapter 11, the filing of a bankruptcy petition automatically stays most actions against the debtor’s estate. Absent an order of the Bankruptcy Court, these pre-petition liabilities are subject to settlement under a plan of reorganization, and therefore are presented as Liabilities subject to compromise on the Consolidated Balance Sheet.  Of the total amount of debt presented above, $3.3 billion is not subject to compromise, consisting primarily of the collateralized mortgages of the Non-Debtors and the Track 1A Debtors.  Also, as discussed in Note 1, the mortgages of the Track 1B Debtors were reflected as subject to compromise at December 31, 2009 as the effective dates of their plans of reorganization did not occur as of December 31, 2009.  We expect that such mortgage loan amounts will be reflected as not subject to compromise in 2010.

As of December 31, 2009, as described in Note 1, plans of reorganization for the TRCLP Track 1A Debtors, owning 16 operating properties secured by approximately $1.63 billion of mortgage debt, had been declared effective. The Track 1 Plans for such Track 1A Debtors provided for, in exchange for payment of certain extension fees and cure of previously unpaid amounts due on the applicable mortgage loans (primarily, principal amortization otherwise scheduled to have been paid since the Petition Date), the extension of the secured mortgage loans at previously existing non-default interest rates. As a result of the extensions, none of these loans will have a maturity prior to January 1, 2014. In conjunction with these extensions, certain financial and operating covenants and guarantees were created or reinstated, all to be effective with the bankruptcy emergence of the 2010 Track Debtors. Also in conjunction with such extensions, the Debtors for 13 properties, of which three are indirectly wholly owned by TRCLP (the “Special Consideration Properties”), have until two days following emergence of the TopCo Debtors to determine whether the collateral property should be deeded to the respective lender or the property should be retained with further modified loan terms.  Prior to emergence of the Topco Debtors, the lenders related to the Special Consideration Properties are trapping all cash and we are required to pay any operating expense shortfall.  In addition, prior to emergence of the Topco Debtors, the respective lender can change the manager of the property or put the property in receivership and GGP has an unrestricted right to deed the property to the lender.  Five of the Special Consideration Properties, representing $371.1 million in secured debt, two of which representing $151.9 million relate to TRCLP, are owned by the Track 1A Debtors.

GGP is continuing to pursue consensual restructurings for 31 Debtors (the “Remaining Secured Debtors”) with secured loans aggregating $2.50 billion. Of the Remaining Secured Debtors, seven are within TRCLP with secured loans aggregating $1.31 billion.

The weighted-average interest rate, excluding the effects of deferred finance costs and using the contract rate prior to any defaults on such loans, on our mortgages, notes and loans payable was 5.6% at December 31, 2009 and 5.8% at December 31, 2008.  With respect to those loans and Debtors that remain in bankruptcy at December 31, 2009, we are currently recognizing interest expense on our loans based on contract rates in effect prior to bankruptcy as the Bankruptcy Court has ruled that interest payments based on such contract rates constitutes adequate protection to the secured lenders.

The Track 2010 Debtors, pursuant to their debt obligations are required to comply with certain customary financial covenants and affirmative representations and warranties including, but not limited to, stipulations relating to leverage, net equity, maintenance of our REIT status, cross-defaults to certain other indebtedness and interest or fixed charge coverage ratios. Such financial covenants are calculated from applicable Company information computed in accordance with GAAP, subject to certain exclusions or adjustments, as defined.  As discussed in the Debtors-in-possession section of Note 1, we were unable to repay or refinance certain debt as it became due, and our Chapter 11 cases have stayed the enforcement of the default provisions of such covenants.

Collateralized Mortgages, Notes and Loans Payable

As of December 31, 2009, $11.3 billion of land, buildings and equipment and developments in progress (before accumulated depreciation) have been pledged as collateral for our mortgages, notes and loans payable. Certain of these secured loans are cross-collateralized with other properties.  Although substantially all of the $9.5 billion of fixed and variable rate mortgage notes and loans payable are non-recourse, $0.8 billion of such mortgages, notes and loans payable are recourse due to guarantees or other security provisions for the benefit of the note holder. Enforcement of substantially all of these security provisions are stayed by our Chapter 11 cases.  In addition, certain mortgage loans contain other credit enhancement provisions (primarily master leases for all or a portion of the property), as of December 31, 2009 which have been provided by 2010 Track Debtors upon which we do not expect to perform during the pendency of our Chapter 11 Cases. Certain mortgage notes payable may be prepaid but are generally subject to a prepayment penalty equal to a yield-maintenance premium, defeasance or a percentage of the loan balance.

NOTE 7             INCOME TAXES

TRCLP is a limited partnership, which is an entity disregarded for federal income tax purposes and we are not liable for federal income taxes.

However, as a subsidiary of GGP (which operates as a Real Estate Investment Trust (“REIT”)), we own and operate several TRS entities that are taxable corporations that are used by REITs generally to engage in nonqualifying REIT activities or perform nonqualifying services, and therefore we are liable for federal and state income taxes with respect to such TRS entities.  Such TRS entities principally engage in the development and sale of land for residential, commercial and other uses, primarily in and around Columbia, Maryland; Summerlin, Nevada and Houston, Texas.  The TRS entities also operate and/or own certain retail centers and office and other properties.  Current federal income taxes of the TRS entities are likely to increase significantly in future years as we exhaust the net loss carryforwards of certain TRS entities and complete certain land development projects.  These increases could be significant.

Effective March 31, 2007, through a series of transactions, a private REIT owned by GGPLP was contributed to TRCLP and one of our TRS entities became a qualified REIT subsidiary of that private REIT.  This transaction resulted in approximately a $328.4 million decrease in our net deferred tax liabilities, an approximate $7.4 million increase in our current taxes payable and an approximate $321.0 million income tax benefit related to the properties now owned by that private REIT.

The (benefit from) provision for income taxes for the years ended December 31, 2009, 2008, and 2007 are summarized as follows (in thousands):

	2009	2008	2007

Current	$(7,250)	$13,126	$68,104
Deferred	(13,963)	4,429	(375,285)
Total	$(21,213)	$17,555	$(307,181)

Income tax expense attributable to continuing operations is reconciled to the amount computed by applying the federal corporate tax rate as follows (in thousands):

	2009	2008	2007

Tax at statutory rate on income from continuing operations before income taxes	$(174,381)	$13,661	$30,812
Increase in valuations allowance, net	8,008	1,469	160
State income taxes, net of federal income tax benefit	2,434	1,954	1,224
Tax at statutory rate on earnings (losses) not subject to Federal income taxes	137,208	2,509	(22,449)
Tax benefit from changes in tax rates, prior period adjustments, and other permanent differences	6,199	(2,895)	(4,014)
Tax benefit from Private REIT/TRS Restructuring	—	359	(320,956)
Tax expense relating to uncertain tax positions, excluding interest	—	510	3,185
Interest on uncertain tax position liability, net of federal income tax benefit	(681)	(12)	4,857
Provision for (benefit from) income taxes	$(21,213)	$17,555	$(307,181)

Realization of a deferred tax benefit is dependent upon generating sufficient taxable income in future periods.  Our net operating loss carryforwards are currently scheduled to expire in subsequent years through 2030.  Some of the net operating loss carryforward amounts are subject to annual limitations under Section 382 of the Internal Revenue Code.  This annual limitation under Section 382 is subject to modification if a taxpayer recognizes what are called “built-in gain items.”

Each TRS is a tax paying component for purposes of classifying deferred tax assets and liabilities.  As of December 31, 2009, TRCLP had gross deferred tax assets of $224.5 million, of which a valuation allowance of $10.5 million has been established against certain deferred tax assets, and gross deferred tax liabilities of $1.05 billion.  Net deferred tax assets (liabilities) are summarized as follows (in thousands):

	2009	2008

Total deferred tax assets	$28,867	$19,282
Valuation allowance	(10,538)	(2,530)
Net deferred tax asset	18,329	16,752

Total deferred tax liabilities	(856,747)	(861,399)
Net deferred tax liabilities	$(838,418)	$(844,647)

Due to the uncertainty of the realization of certain tax carryforwards, we established valuation allowances on those deferred tax assets that we do not reasonably expect to realize.

The tax effects of temporary differences and loss carryforwards included in the net deferred tax assets (liabilities) at December 31, 2009 and 2008 with respect to the TRS’s are summarized as follows (in thousands):

	2009	2008

Property, primarily differences in the tax basis of land assets and treatment of interest and certain other costs	$(747,086)	$(772,761)
Other property, primarily differences in basis of assets and liabilities	157	(26,814)
Deferred income	(269,933)	(219,666)
Interest deduction carryforwards	142,073	142,073
Operating loss and tax credit carryforwards	46,909	35,051
Valuation allowance	(10,538)	(2,530)
Net deferred tax liabilities	$(838,418)	$(844,647)

The deferred tax liability associated with the master planned communities is largely attributable to the difference between the basis and value determined as the date of the TRC acquisition in 2004 adjusted for sales that have occurred since that time.  The cash cost related to this deferred tax liability is dependent upon the sales price of future land sales and the method of accounting used for income tax purposes.  The deferred tax liability labeled deferred income is the difference between the income tax method of accounting and the financial statement method of accounting for prior sales.

Although we believe our tax returns are correct, the final determination of tax examinations and any related litigation could be different than what was reported on the returns. In the opinion of management, we have made adequate tax provisions for years subject to examination. Generally, we are currently open to audit under the statute of limitations by the Internal Revenue Service for the years ending December 31, 2005 through 2009 and are open to audit by state taxing authorities for years ending December 31, 2004 through 2009. In the fourth quarter of 2008, we effectively settled with the IRS with respect to the audits for the years 2001 through 2005 for two of our taxable REIT subsidiaries. In February 2009, we were notified that the IRS had commenced examination of the year ended December 31, 2007 with respect to two taxable REIT subsidiaries. We received a letter of Income Tax Examination Changes (“30 Day Letter”) for the two taxable REIT subsidiaries with the proposed changes amounting to additional tax of $128.1 million. We timely filed a protest disputing the proposed changes. In December 2009, we were notified that the same two taxable REIT subsidiaries are under audit for the year ended December 31, 2008. It is the Company’s position that the pertinent tax law at question has been properly applied and reflected in the income tax returns for both 2008 and 2009. We are unable to determine when the examinations will be resolved.

On January 1, 2007, we adopted a generally accepted accounting principle related to accounting for uncertainty in income taxes, which prescribes a recognition threshold that a tax position is required to meet before recognition in the financial statements and provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition issues.

At January 1, 2007, we had total unrecognized tax benefits of approximately $93.0 million, excluding accrued interest, of which approximately $27.1 million would impact our effective tax rate.  These unrecognized tax benefits increased our income tax liabilities by $35.6 million, increased goodwill by $28.0 million and cumulatively reduced partners’ capital by $7.6 million.  As of January 1, 2007, we had accrued interest of approximately $8.5 million related to these unrecognized tax benefits and no penalties.  Prior to the adoption of the generally accepted accounting principle related to accounting for uncertainty in income taxes, we did not treat either interest or penalties related to tax uncertainties as part of income tax expense.  With the adoption of the generally accepted accounting principle related to accounting for uncertainty in income taxes, we have chosen to change this accounting policy.  As a result, we will recognize and report interest and penalties, if necessary, within our provision for income tax expense from January 1, 2007 forward.

We recognized potential interest expense related to the unrecognized tax benefits of $2.1 million, $(0.1) million and $3.6 million for the years ended December 31, 2009, 2008 and 2007, respectively. During the years ended December 31, 2009, 2008 and 2007, we recognized previously unrecognized tax benefits, excluding accrued interest, of $(7.1) million, $5.9 million and $11.9 million, respectively. The recognition of the previously unrecognized tax benefits resulted in the reduction of interest expense accrued related to these amounts. At December 31, 2009, we had total unrecognized tax benefits of $69.2 million, excluding interest.

(In thousands)	2009	2008	2007
Unrecognized tax benefits, opening balance	$78,332	$91,270	$93,011
Gross increases - tax positions in prior period	41	576	1,823
Gross increases - tax positions in current period	6,103	5,288	10,029
Gross decreases - tax positions in prior period	(15,232)	(3,549)	—
Lapse of statute of limitations	—	(15,253)	(13,593)
Unrecognized tax benefits, ending balance	$69,244	$78,332	$91,270

Based on our assessment of the expected outcome of existing examinations or examinations that may commence, or as a result of the expiration of the statute of limitations for specific jurisdictions, it is reasonably possible that the related unrecognized tax benefits, excluding accrued interest, for tax positions taken regarding previously filed tax returns will materially change from those recorded at December 31, 2009.  A material change in unrecognized tax benefits could have a material effect on our statements of operations and comprehensive income.  As of December 31, 2009 there is approximately $57.0 million of unrecognized tax benefits, excluding accrued interest, which due to the reasons above, could significantly increase or decrease during the next twelve months.

The amounts and expiration dates of operating loss and tax credit carryforwards for tax purposes at the TRS’s are as follows:

(In thousands)	Amount	Expiration Dates
Net operating loss carryforwards — Federal	$108,902	2010-2030
Net operating loss carryforwards — State	48,334	2010-2030
Capital loss carryforward	—	n/a
Tax credit carryforwards — Federal AMT	847	n/a

NOTE 8     RENTALS UNDER OPERATING LEASES

We receive rental income from the leasing of retail and other space under operating leases.  The minimum future rentals to be received from tenants under operating leases in effect at our consolidated properties included in continuing operations at December 31, 2009 are summarized as follows (in thousands):

2010	$267,550
2011	249,370
2012	211,646
2013	192,051
2014	169,375
Subsequent	557,960

Minimum future rentals exclude amounts which are payable by certain tenants based upon a percentage of their gross sales or as reimbursement of operating expenses and amortization of above and below-market tenant leases.

We also receive rental income from the leasing of retail and other space under finance leases.  Rents under finance leases aggregated $7.3 million in 2009, $8.3 million in 2008, and $8.3 million in 2007.

Minimum rent payments to be received from tenants under finance leases in effect at December 31, 2009 are summarized as follows (in thousands):

2010	$7,062
2011	7,062
2012	7,062
2013	7,062
2014	7,062
Subsequent	7,089

NOTE 9     OTHER ASSETS AND LIABILITIES

The following table summarizes the significant components of prepaid expenses and other assets as of December 31, 2009 and December 31, 2008 (in thousands):

	2009	2008
Below-market ground leases	$240,349	$246,186
Receivables - finance leases and bonds	91,130	97,168
Security and escrow deposits	36,838	43,426
Real estate tax stabilization agreement	71,607	75,531
Special Improvement District receivable	48,713	51,314
Above-market tenant leases	12,821	21,535
Prepaid expenses	34,691	31,255
Deferred tax, net of valuation allowances	18,329	16,752
Other	32,083	23,422
	$586,561	$606,589

The following table summarizes the significant components of accounts payable and accrued expenses as of December 31, 2009 and December 31, 2008 (in thousands):

	2009	2008
Accounts payable, deposits and accrued expenses	$110,234	$82,641
Below-market tenant leases	26,228	39,805
Construction payable	75,711	89,940
Accrued interest	188,689	53,876
Uncertain tax position liability	83,314	90,334
Hughes participation payable	68,378	73,325
Accrued real estate taxes	25,521	24,622
Accrued payroll and other employee liabilities	5,520	6,050
Deferred gains/income	23,585	19,392
Tenant and other deposits	10,221	10,915
Insurance reserve	5,149	3,691
Above-market ground leases	14,545	15,017
Conditional asset retirement obligation liability	12,088	11,463
Capital lease obligations	13,320	13,764
Other	42,432	35,638
Total accounts payable and accrued expenses	704,935	570,473
Less: amounts subject to compromise	(309,869)	—
Accounts payable and accrued expenses not subject to compromise	$395,066	$570,473

NOTE 10   COMMITMENTS AND CONTINGENCIES

In the normal course of business, from time to time, we are involved in legal proceedings relating to the ownership and operations of our properties.  In management’s opinion, the liabilities, if any, that may ultimately result from such legal actions are not expected to have a material adverse effect on our consolidated financial position, results of operations or liquidity.

We lease land or buildings at certain properties from third parties.  The leases generally provide us with a right of first refusal in the event of a proposed sale of the property by the landlord.  Rental payments are expensed as incurred and have, to the extent applicable, been straight-lined over the term of the lease.  Contractual rental expense, including participation rent and excluding amortization of above and below-market ground leases and straight-line rents,  was $8.8 million in 2009, $9.1 million in 2008 and $9.3 million in 2007.

We have, in the past, periodically entered into contingent agreements for the acquisition of properties. Each acquisition subject to such agreements was subject to satisfactory completion of due diligence and, in the case of property acquired under development, completion of the project.

See Note 7 for our obligations related to uncertain tax positions for disclosure of additional contingencies.

The following table summarizes the contractual maturities of our long-term commitments.  Both long-term debt and ground leases include the related purchase accounting Fair Value adjustments:

(In thousands)	2010	2011	2012	2013	2014	Subsequent/ Other (1)	Total

Long-term debt-principal (2)	$385,549	$112,780	$674,741	$162,269	$1,010,748	$900,637	$3,246,724
Ground lease payments	12,261	11,952	12,025	12,103	12,130	449,045	509,516
Uncertainty in income tax obligations, including interest and penalties	—	—	—	—	—	83,314	83,314
	$397,810	$124,732	$686,766	$174,372	$1,022,878	$1,432,996	$3,839,554

(1)   The remaining uncertainty in income taxes liability, for which reasonable estimates about the timing of payments cannot be made, is disclosed within the Subsequent/Other column.

(2)   Excludes $6.2 billion of long-term debt principal that is subject to compromise and the effect of any principal accelerations due to cross defaults or other revisions to our debt agreements due to conditions described in Note 1.

Contingent Stock Agreement

In connection with the acquisition of The Hughes Corporation (“Hughes”) in 1996, we entered into a Contingent Stock Agreement (“CSA”) for the benefit of the former Hughes owners or their successors (the “Beneficiaries”). This acquisition included various assets, including Summerlin (the “CSA Assets”), a development in our Master Planned Communities segment.  The CSA is an unsecured obligation of a Debtor and therefore, our obligations to the former Hughes owners or the Beneficiaries under the CSA are, and will be, subject to treatment in accordance with applicable requirements of the bankruptcy law and any plan of reorganization that may be confirmed by the Bankruptcy Court.

Under the terms of the CSA, GGP was required through August 2009  to  issue shares of its common stock semi-annually (February and August) to the Beneficiaries with the number of shares to be issued in any period based on cash flows from the development and/or sale of the CSA Assets and GGP’s stock price. The Beneficiaries’ share of earnings from the CSA Assets is accounted for as a land sales operations expense.  During 2009, GGP was not obligated to deliver any shares of its common stock under the CSA as the net development and sales cash flows were negative for the applicable periods. During 2008, 356,661 shares of GGP common stock were delivered to the Beneficiaries pursuant to the CSA.

Under the terms of the CSA, GGP is also required to make a final distribution to the Beneficiaries in 2010, following a final valuation of the remaining CSA Assets as of December 31, 2009. The CSA sets forth a methodology for establishing this final valuation and requires the payment, if any, be made in shares of GGP common stock. GGP would account for any final distribution to the Beneficiaries as an additional GGP investment in the CSA Assets (that is, contingent consideration). However, since GGP’s plan of reorganization is still being developed, treatment of the CSA and the final distribution amount, if any, to the Beneficiaries cannot currently be determined and therefore, no liability for any final distribution amount is probable or estimable at December 31, 2009. The carrying amount of the CSA Assets as reflected in the Company’s Consolidated Financial Statements is not the final valuation, and should not be relied upon for purposes of determining, or estimating, the final distribution amount, if any, to the Beneficiaries.

NOTE 11   RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

On June 12, 2009, the FASB issued new generally accepted accounting guidance that amends the consolidation guidance applicable to variable interest entities.  The amendments to the consolidation guidance affect all entities and enterprises currently within the scope of the previous guidance and are effective to the Company on January 1,

2010.  Although the amendments significantly affected the overall consolidation analysis under previously issued guidance, we do not expect changes to our consolidated financial statements for this new guidance.

In June 2009, the FASB issued new generally accepted accounting guidance related to the accounting standards codification and the hierarchy of generally accepted accounting principles.  The codification’s content will carry the same level of authority, effectively superseding previous related guidance.  The GAAP hierarchy has been modified to include only two levels of GAAP: authoritative and nonauthoritative. This new guidance was effective for us in the third quarter of 2009.  The effect of the implementation of this new guidance on our consolidated financial statements resulted in the conversion of previously referenced specific accounting guidance to a “plain English” reference.